Shilling, Monica J.

To:	ganleyj@sec.gov
Subject:	SEC correspondence letter 10-14-11.pdf; Redline - ARCC N-2 (Amendment No.3 v No.2).pdf

Hi John,

As we have done in the past, attached to this email is a copy of Amendment #3 to the shelf registration statement on Form N-2 filed by Ares Capital Corporation (ARCC) with the SEC on October 14, 2011, marked to show changes from ARCC's previous filing of the A#2 to the registration statement filed on September 9, 2011. As in the past, for ease of review we deleted the F pages with the financials prior to running the redline so those pages are missing from this document (though please note that there was an addition to the Subsequent Events footnote for the 6/30/2011 financial statements on pg F-160 of the N-2). In case it is helpful, we have also attached a copy of the letter filed as correspondence in connection therewith. Thanks!

Monica J. Shilling
Partner

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Proskauer
2049 Century Park East
Suite 3200
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mshilling@proskauer.com

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